Contact

www.linkedin.com/in/john-sandberg-85850222 (LinkedIn)
www.sandbergphoenix.com (Company)

Top Skills

Open water Sailor
Class Actions
Product Liability

John Sandberg

Senior lawyer winning lawsuits for businesses and insurers
St Louis, Missouri, United States

Summary

Experienced Senior Lawyer with a demonstrated history of working in the law practice industry. Skilled in Bad Faith, Trials, Appeals, Insurance Law, and Hearings. Strong legal professional with a JD cum laude focused in Trial law from University of Missouri-Columbia School of Law.

Experience

Sandberg Phoenix & von Gontard P.C.
43 years 10 months

Senior Counsel
November 2018 - Present (4 years 7 months)

Partner
August 1979 - October 2018 (39 years 3 months)

Managing Partner
November 2010 - October 2016 (6 years)

Coburn Croft Shepherd & Herzog
Partner
August 1972 - August 1979 (7 years 1 month)

Education

University of Missouri-Columbia School of Law
JD cum laude, Trial law · (1969 - 1972)

University of Missouri-Columbia
BS with honors, Political Science · (1966 - 1970)